                                     FORM 12b-25

Commission File No. 0-23998
CUSIP Number - None

                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


(Check One):   x  -  Form 10-K

For Period Ended:    December 31, 1997
[x] Transition report on Form 10-K
[ ] Transition report on Form 20-K
[ ] Transition report on Form 11-K
[ ] Transition report on Form 10-Q
[ ] Transition report on From N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - REGISTRANT INFORMATION

First Choice Health Network, Inc.
Full Name of Registrant

601 Union Street, Suite 700
Address of Principal Executive Offices

Seattle, Washington  98101-1838
City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form
    10-K, Form   20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion
    thereof will be filed on or before the   fifth calendar day following the
    prescribed due date; and
(c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The following reasons describe the causes for the registrants inability to file timely that could not be eliminated without unreasonable effort or expense:

The audited financial statements for the year ended December 31, 1997 were not completed by March 31, 1998 due to the Company's resolution of issues relating to the 1997 merger as well as increased complexities of disclosures and other reporting requirements.

(1) Name and telephone number of person to contact in regard to this notification:

    Robert P. Freed    206           667-8050
    (Name)           (Area Code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15 of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
           x  Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
             Yes  x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          First Choice Health Network, Inc.
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1998
By:   /s/ David Peel
      ----------------------------------------------
      David Peel, Chief Financial Officer